Exhibit 99.5

CONSENT OF QUALIFIED PERSON

I, John Cunning, P.Eng., consent to the public filing of the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2015 (the “Technical Report”) prepared for Dominion Diamond Corporation (the “Company”).

The Technical Report supports the news release of the Company dated January 27, 2015 entitled “Dominion Diamond Corporation Announces Jay Project Pre-Feasibility Study Results” and the news release of the Company dated March 12, 2015 entitled “Dominion Diamond Corporation files Technical Report for the Ekati Diamond Mine” (the “news releases”). I hereby consent to the use of extracts from, or a summary of, the Technical Report in the news releases.

I certify that I have read the news releases being filed by the Company and that the news release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated March 12, 2015

“Signed”
John Cunning, P.Eng.

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